April 14, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Atlas Energy Solutions Inc.

Draft Registration Statement on Form S-1

Submitted February 14, 2022

CIK No. 0001910950

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2022, with respect to Draft Registration Statement on Form S-1, CIK No. 0001910950, submitted to the Commission on February 14, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also confidentially submitting Confidential Draft Submission No. 2 of the Registration Statement (“Submission No. 2”) via EDGAR. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

Draft Registration Statement on Form S-1

Cover Page

1.

We note your risk factor on page 57 titled “Our principal stockholders collectively hold a significant amount of the voting power of our common stock.” Please revise your prospectus cover page to discuss the significant control the Legacy Owners will have.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this request in a future filing to the extent we determine that our principal stockholders will hold a significant amount of the voting power of our common stock.

Environmental, page 3

2.

We note you disclose that you commissioned the Transportation Study with an independent research agency. Please revise your disclosure to identify such independent research agency and file its written consent as an exhibit to the registration statement as required by Rule 436 of the Securities Act. Please also supplementally provide us the Transportation Study.

Securities and Exchange Commission

April 14, 2022

RESPONSE: We respectfully submit that the independent research agency that we commissioned the Transportation Study with is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” We respectfully submit that the independent research agency commissioned for the Transportation Study is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless we expressly identify such agency as an expert or the statements are purported to be made on the authority of such agency as an “expert.” Further, guidance from Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations provides that “[i]f the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant.”

We acknowledge the Staff’s comment regarding the disclosure on page 4 of the Registration Statement regarding the Transportation Study and kindly refer the Staff to the portions of such disclosure making clear that the statements related to estimates of reduction in emissions as a result of our planned Dune Express system are “[o]ur estimates” and that the associated “data is based on [our] management’s estimates.” In addition, we have revised the Registration Statement to further clarify that it is us, not the independent research agency, that have made the estimates disclosed. Please see pages 4, 5, 100 and 101 of Submission No. 2. Finally, we note that the Transportation Study was not commissioned in anticipation of or otherwise in connection with the preparation or submission of the Registration Statement, but was instead commissioned in February of 2020 in connection with our management’s evaluation of the potential benefits and viability of our Dune Express project.

Accordingly, we believe that the independent research agency that we commissioned the Transportation Study with should not be considered an “expert” within the meaning of Rule 436 and respectfully submit that no consent from the independent research agency is required to be filed as an exhibit to the Registration Statement. We will provide the Transportation Study to the Staff supplementally pursuant to Rule 418(b) under the Securities Act.

3.

To facilitate an understanding of the nature of the transactions, please identify your corporate reorganization as an “Up-C” in your summary and elsewhere throughout your prospectus. Please also expand your summary disclosure to explain the business or strategic rationale for why this corporate structure was selected and to discuss the significant material benefits to Legacy Owners.

RESPONSE: We have revised the Registration Statement to include our explanation for our corporate structure selection. Please see pages 3, 17,18, 99 and 135 of Submission No. 2.

Securities and Exchange Commission

April 14, 2022

Summary

Atlas Energy Solutions Inc.

Management and Historical Successes, page 6

4.

We note your disclosure regarding Mr. Brigham’s background and experience. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which Mr. Brigham was involved is not indicative of your future performance.

RESPONSE: We have revised the Registration Statement to include disclosure cautioning potential investors that the prior performance of entities or projects in which Mr. Brigham was involved is not indicative of future performance. Please see pages 6 and 102 of Submission No. 2.

Assets and Operations, page 7

5.	Please provide complete summary property disclosure as required by Item 1303(b) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the summary property disclosure as required by Item 1303(b) of Regulation S-K. Please see pages 7-10 of Submission No. 2.

Assets and Operations, page 8

6.	Please include the commodity price used, metallurgical recovery, and the cutoff grade with your resource and reserve disclosures.

RESPONSE: We have revised the Registration Statement as requested. While metallurgical recoveries are not applicable to our business, we have added disclosure regarding the closest related concepts, processing yields and mesh size to address the request as it pertains to metallurgical recovery and cutoff grade. Please see page 9 of Submission No. 2.

7.	Please disclose your mineral resource summary exclusive of reserves as required by Item 1303(b)(3) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the summary of mineral resources as required by Item 1303(b)(3) of Regulation S-K. Please see page 9 of Submission No. 2.

Growth and Technology Initiatives, page 8

8.	Please expand your disclosure to discuss the timing of your electrified proppant conveyor system, the Dune Express, and the anticipated cost of development.

RESPONSE: We acknowledge the Staff’s comment and undertake to disclose, once known with a greater degree of certainty, the timing and anticipated cost of development of the Dune Express.

Securities and Exchange Commission

April 14, 2022

Summary Historical and Pro Forma Financial and Operating Data, page 26

9.

We note that a portion of the net proceeds from the offering will be used to make a distribution to the “Legacy Owners.” Tell us whether the distribution amount will exceed your earnings for the year ended December 31, 2021, and how you considered the pro forma per share disclosure requirements of SAB Topic 1:B.3.

RESPONSE: We advise the Staff that the net proceeds from this offering will not be used to make a distribution to the Legacy Owners. We have revised such disclosure on pages 17, 25, 76, 90 and 134 of Submission No. 2.

Non-GAAP Financial Measures, page 28

10.

We note your presentation of the non-GAAP measure contribution margin. Revise to present a reconciliation for this non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross profit that includes depreciation, depletion, and accretion expense.

RESPONSE: We have revised the Registration Statement to include a reconciliation of contribution margin to the most directly comparable GAAP measure. Please see page 32 of Submission No. 2.

11.

Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Please revise the title of your non-GAAP measure to avoid potential confusion with free cash flow. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE: We have revised the Registration Statement throughout to amend the title of Free Cash Flow to Adjusted Free Cash Flow.

12.

Revise to reconcile the non-GAAP liquidity measure free cash flow to cash provided by (used in) operating activities, which appears to be the most directly comparable financial measure calculated and presented in accordance with GAAP.

RESPONSE: We have revised the Registration Statement to include the referenced reconciliation. Please see page 32 of Submission No. 2.

Our management believes that Adjusted Free Cash Flow is an important financial performance measure used to evaluate our operating performance and efficiency after the impact of accrued maintenance capital expenditures without being impacted by items such as changes associated with working capital, which can vary substantially from one period to another. We also use Adjusted Free Cash Flow to evaluate our performance against peer companies that report similar free cash flow performance measures and also reconcile to net income as the most directly comparable GAAP financial measure.

Securities and Exchange Commission

April 14, 2022

Our management respectfully submits that the adjustments to arrive at Adjusted Free Cash Flow, as defined by us, do not necessarily make it a liquidity measure. In the interest of more transparent disclosure, however, we have revised the Registration Statement to also include a reconciliation of Adjusted Free Cash Flow to Adjusted EBITDA (in turn, with its reconciliation to net income). Please see page 31 of Submission No. 2.

Risk Factors

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price..., page 57

13.	Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights Agreement.

RESPONSE: We acknowledge the Staff’s comment and undertake to disclose, once known, the amount of shares of Class A common stock that will be subject to the Registration Rights Agreement.

Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 58

14.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note you disclose that such provision will not apply to suits brought to enforce any liability or duty created by the U.S. federal securities laws, for which the federal courts have exclusive jurisdiction. Please revise your disclosure to clarify whether the exclusive forum provision in your amended and restated certificate of incorporation applies to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act. In that regard, we note your disclosure here regarding your exclusive forum provision is not consistent with your disclosure at page 144. If your forum selection provision does not apply to actions arising under the Securities or Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly.

RESPONSE: We have revised the Registration Statement to clarify the exclusive forum provisions in our amended and restated certificate of incorporation. Please see pages 63 and 151 of Submission No. 2.

Securities and Exchange Commission

April 14, 2022

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits it may claim..., page 59

15.

We note your disclose that if you experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement otherwise terminates early (at your election or as a result of your breach), you would be required to make a substantial, immediate lump-sum payment. We also note that you intend to disclose the estimated termination payments if the Tax Receivable Agreement was terminated immediately after this offering. Please revise to also disclose the amount that would become due under the Tax Receivable Agreement if you experience a change of control under present circumstances, if estimable.

RESPONSE: We acknowledge the Staff’s comment and undertake to disclose, once known, the amount that would become due under the Tax Receivable Agreement in the event of a change of control.

Use of Proceeds, page 72

16.

We note you disclose here that you intend to distribute a portion of the net proceeds to the Legacy Owners in exchange for a portion of their Atlas Units. However, you disclose on page 15 that you will contribute all of the net proceeds received by it in this offering to Atlas LLC in exchange for a number of Atlas Units such that the total number of Atlas Units held by Atlas Inc. equals the number of shares of Class A common stock outstanding after this offering. Please advise or revise.

RESPONSE: We advise the Staff that the net proceeds from this offering will not be used to make a distribution to the Legacy Owners. We have revised such disclosure on pages 17, 25, 76, 90 and 134 of Submission No. 2.

17.

We note you intend to contribute all of the net proceeds from this offering not distributed to the Legacy Owners to Atlas LLC, which will use such net proceeds for general corporate purposes, including capital projects. Please revise to more specifically identify the intended uses and quantify the amounts intended to be allocated to each of the identified uses. If any material amount of proceeds is used to discharge indebtedness, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K. In that regard, we note your disclosure on page 82 that you expect to materially reduce your indebtedness with the proceeds from this offering. If you have no specific plan for the proceeds that will remain following the distribution, please discuss how you determined the size of the offering and the principal reasons for the offering. See Item 504 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to describe the intended uses for the proceeds we expect to receive from this offering. Please see pages 17, 25, 76, 90 and 134 of Submission No. 2.

Securities and Exchange Commission

April 14, 2022

Capitalization, page 74

18.

Revise your capitalization table to give effect to the Reorganization and Distribution transactions in the As Adjusted pro forma column. Please present a separate pro forma As Adjusted column to reflect the pro forma capitalization after giving effect to the offering.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will address this request in a future filing.

Our Facilities, page 105

19.	Please provide complete property disclosure as required by Item 1304(b) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the complete property disclosure as required by Item 1304(b) of Regulation S-K. Please see pages 109-112 of Submission No. 2.

Our Reserves, page 107

20.

Please disclose your mineral resources and reserves for your individual material properties as required by Item 1304(b). Please include the reserve commodity price, cutoff grades and metallurgical recovery with your resource and reserve disclosures. See Item 1304(d) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include mineral resources and reserves as required by Item 1304(b). While metallurgical recoveries are not applicable to our business, we have added disclosure regarding the closest related concepts, processing yields and mesh size to address the request as it pertains to metallurgical recovery and cutoff grade. Please see pages 112-116 of Submission No. 2.

21.	Please provide a brief discussion of your material assumptions for your estimate of resources and reserves. See Item 1304(f) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the material assumptions used in the estimation of our mineral resources and reserves. Please see pages 114, 116 and 117 of Submission No. 2.

Security Ownership of Certain Beneficial Owners and Management, page 131

22.

Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Permian Dunes Holding Company, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Securities and Exchange Commission

April 14, 2022

RESPONSE: We acknowledge the Staff’s comment and undertake to disclose all natural persons who have or share voting power or investment power over such shares in a future filing of the Registration Statement.

Certain Relationships and Related Party Transactions, page 133

23.

We note you disclose that the Atlas LLC Agreement is filed as an exhibit to your registration statement and that your description of the Atlas LLC Agreement is qualified in its entirety by reference thereto. Please revise your exhibit index to include such agreement.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the form of the Atlas LLC Agreement was previously listed as Exhibit 10.4 in the exhibit index of the Registration Statement as a document to be filed by amendment. The form of Atlas LLC Agreement will be filed with a future filing of the Registration Statement.

Historical Transactions with Affiliates, page 138

24.

Please provide the disclosure required by Item 404 of Regulation S-K for the two fiscal years preceding the company’s fiscal year ended December 31, 2021. See Instruction 1 to Item 404 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include the disclosures required by Item 404 of Regulation S-K for the two fiscal years preceding the fiscal year ended December 31, 2021. Please see pages 145 and 146 of Submission No. 2.

25.

We note you disclose that the Monahans Lease includes an annual minimum royalty payment in any year of the term following the occurrence of a Capital Event. Please disclose if this offering constitutes a Capital Event and, if material, quantify the annual minimum royalty payment following the occurrence of a Capital Event.

RESPONSE: We have revised the Registration Statement to clarify that the offering constitutes a Capital Event under the Monahans Lease and to disclose the annual minimum royalty payment due thereunder following completion of the offering. Please see pages 117 and 147 of Submission No. 2.

Exhibit 99.1, page E-1

26.

We have reviewed your Technical Report Summary (TRS) and note numerous deficiencies and omissions in your report. Please revise your technical report summary to conform to the requirements of Item 601(b)(96)(iii)(B) of Regulation S-K.

RESPONSE: We have revised the Technical Report Summary to conform with the requirements of Item 601(b)(96)(iii)(B) of Regulation S-K. Please see Exhibit 99.1 of Submission No. 2.

Securities and Exchange Commission

April 14, 2022

General

27.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that, to date, neither we nor anyone authorized to act on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent we, or anyone authorized to act on our behalf, present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of any such written communications.

*         *         *        *        *

Securities and Exchange Commission

April 14, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas G. Zentner of Vinson & Elkins L.L.P. at (512) 542-8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	Chief Financial Officer

Enclosures

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.

Douglas E. McWilliams, Vinson & Elkins L.L.P.